LIQUID MEDIA GROUP LTD.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended August 31, 2020 and 2019

(Expressed in Canadian Dollars)

(Unaudited)

Liquid Media Group Ltd.

Table of Contents

(Expressed in Canadian Dollars - Unaudited)

Financial Statements

Condensed Interim Consolidated Statements of Financial Position2

Condensed Interim Consolidated Statements of Loss3

Condensed Interim Consolidated Statements of Comprehensive Loss5

Condensed Interim Consolidated Statements of Cash Flows6

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity 8

Notes to Condensed Interim Consolidated Financial Statements9

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars - Unaudited)

	Note	August 31, 2020	November 30, 2019
		$	$
ASSETS

Current assets
Cash		2,022,774	4,587,405
Restricted cash	3	652,639	672,663
Receivables	5	197,857	698,361
Prepaids	6	1,025,463	296,352
Loans receivable	7	-	94,882
		3,898,733	6,349,663
Loans receivable	7	261,630	233,837
Licenses	8	1,057,868	1,840,836
Investment in equity instruments	10	2,095,831	1,551,324
Equipment	11	93,779	123,305
Intangible assets	12	5,711,771	1,707,959
Goodwill	13	-	3,582,548
		13,119,612	15,389,472

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	14	1,456,691	4,367,381
Loans payable	15,19	1,402,061	1,437,933
Convertible debentures	16,19	521,438	-
		3,380,190	5,805,314
Convertible debentures	16,19	-	1,388,402
Deferred income taxes		-	23,163
Derivative liability	17	-	1,102,277
		3,380,190	8,319,156

SHAREHOLDERS' EQUITY

Share capital	17	29,340,604	21,118,940
Commitment to issue shares	17	574,457	137,197
Reserves	17	3,209,739	2,166,098
Accumulated other comprehensive income		60,452	303,465
Accumulated deficit		(23,445,830)	(18,441,785)
Equity attributable to shareholders of the company		9,739,422	5,283,915
Non-controlling interest	20	-	1,786,401
		9,739,422	7,070,316
		13,119,612	15,389,472

Nature and continuance of operations (Note 1)

Contingencies (Note 24)

Subsequent events (Note 26)

Approved on behalf of the Board of Directors on October 15, 2020:

“Joshua Jackson”“Stephen Jackson”

     Director   Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Loss

(Expressed in Canadian Dollars - Unaudited)

		Three months ended		Nine months ended
		August 31,		August 31,
	Note	2020	2019	2020	2019
		$	$	$	$

Sales		6,752	17,783	21,925	25,186
Cost of sales	8	184,755	582,685	591,383	1,746,361
Gross profit (loss)		(178,003)	(564,902)	(569,458)	(1,721,175)
Operating expenses
Accretion expense	16	11,568	89,040	55,951	183,454
Amortization	12	25,311	23,875	76,521	75,345
Consulting and director fees	19	400,346	324,671	1,195,063	953,940
Depreciation	11	9,344	-	28,251	-
Foreign exchange loss		97,061	22,371	24,415	12,088
Insurance		20,308	14,334	60,962	42,973
Interest expense	15,16,19	35,404	48,647	127,718	131,617
Investor relations, filing, and compliance fees		83,161	53,412	223,237	198,555
Marketing		538,933	19,154	1,507,173	492,688
Other general and administrative expenses		18,971	26,163	52,946	57,417
Professional fees		13,423	16,047	432,715	586,741
Share-based compensation	17,19	793,949	-	1,011,582	1,173,512
Travel		13,960	18,511	28,527	25,199
		2,061,739	656,225	4,825,061	3,933,529
		(2,239,742)	(1,221,127)	(5,394,519)	(5,654,704)
Other income (expenses)
Interest income	7	16,244	18,013	51,431	50,082
Share of profit of equity investment	9	-	-	-	195,726
Write-off of licenses	8	-	-	(330,276)	-
Project investigation		-	(1,350)	-	(192,100)
Gain on derivative liability	17	-	335,349	1,102,277	472,725
Gain (loss) on settlement of debt	14,15	-	-	39,032	(98,487)
Unrealized gains on equity instruments	10	293,583	-	592,894	-
Allowance for credit loss	7	(6,000)	-	(17,286)	-
		303,827	352,012	1,438,072	427,946
Loss before income taxes		(1,935,915)	(869,115)	(3,956,447)	(5,226,758)
Deferred income tax recovery	16	-	-	-	(160,917)
Loss attributable to Liquid Media Group from continuing operations		(1,935,915)	(869,115)	(3,956,447)	(5,065,841)
Profit (loss) from discontinued operations	18	(2,928,319)	36,952	(2,813,889)	(22,917)
Loss for the period		(4,864,234)	(832,163)	(6,770,336)	(5,088,758)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Loss

(Expressed in Canadian Dollars - Unaudited)

		Three months ended		Nine months ended
		August 31,		August 31,
	Note	2020	2019	2020	2019
		$	$	$	$
Loss attributable to:
Shareholders of the Company		(3,041,872)	(850,269)	(5,004,045)	(5,077,529)
Non-controlling interest from discontinued operations	8,20	(1,822,362)	18,106	(1,766,291)	(11,229)
Loss for the period		(4,864,234)	(832,163)	(6,770,336)	(5,088,758)

Loss per common share (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars - Unaudited)

		Three months ended		Nine months ended
		August 31,		August 31,
	Note	2020	2019	2020	2019
		$	$	$	$

Loss for the period		(4,864,234)	(832,163)	(6,770,336)	(5,088,758)
Other comprehensive income
Foreign currency translation adjustment		(470,974)	(156,960)	(263,123)	19,960
Comprehensive loss for the period		(5,335,208)	(989,123)	(7,033,459)	(5,068,798)

Comprehensive loss attributable to:
Shareholders of the company		(3,419,143)	(905,046)	(5,247,058)	(4,976,778)
Non-controlling interest	20	(1,916,065)	(84,077)	(1,786,401)	(92,020)
Comprehensive loss for the period		(5,335,208)	(989,123)	(7,033,459)	(5,068,798)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars - Unaudited)

	Nine months ended
	August 31,
	2020	2019
	$	$
Cash flows used in operating activities
Loss from continuing operations for the period	(3,956,447)	(5,065,841)
Operating expenses of discontinued operations	246,198	(13,660)
Items not affecting cash:
Accretion expense	55,951	183,454
Accrued interest income	(45,495)	(44,957)
Accrued interest expense	100,359	121,388
Allowance for credit loss	17,286	-
Amortization - intangibles	76,521	75,345
Amortization - licenses	457,642	1,735,673
Depreciation	28,251	-
Change in value of derivatives	(1,102,277)	(472,724)
Commitment to issue shares	-	19,833
Deferred income tax recovery	-	(160,917)
(Gain) loss on settlement of debt	(39,032)	98,487
Share of (profit) loss on equity investment	-	(195,726)
Share-based compensation	1,011,582	1,173,512
Shares issued for services	66,557	73,980
Unrealized foreign exchange	(2,584)	(39,150)
Unrealized gains on equity instruments	(592,894)	-
Write-off of license fees	330,276	-
Changes in non-cash working capital:
Receivables	(160,707)	3,839
Prepaids	(729,111)	(924,176)
Accounts payable and accrued liabilities	(761,995)	6,046
	(4,999,919)	(3,425,594)

Cash flows used in investing activities
Cash disposed on sale of Majesco	(103,794)	-
Investment in intangibles	(4,557,667)	-
Loan receivable received	83,231	10,000
Interest received on loans	12,067	7,807
Restricted cash received	13,622	569,390
Purchase of restricted deposit certificate	(5,936)	(664,717)
Investing expenses of discontinued operations	-	(106,778)
	(4,558,477)	(184,298)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars - Unaudited)

	Nine months ended
	August 31,
	2020	2019
	$	$
Cash flows provided by financing activities
Loan proceeds	1,535	652,786
Loan repayments	-	(137,000)
Loan repayments to related parties	-	(172,204)
Interest paid on loans	(304,924)	-
Convertible debentures received	-	3,502,793
Shares issued for cash	5,353,203	-
Share issuance costs	(837,456)	-
Commitment to issue shares	574,457	-
Warrants exercised and issued for cash	2,018,512	-
Options exercised and issued for cash	196,427	-
	7,001,754	3,846,375

Effect of foreign exchange on cash	(7,989)	43,133

Change in cash during the period	(2,564,631)	279,616
Cash, beginning of period	4,587,405	4,327,331
Cash, end of period	2,022,774	4,606,947

Supplemental disclosure with respect to cash flows (Note 23)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars - Unaudited)

	Shares	Amount	Commitment to Issue Shares	Reserves	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Total
		$	$	$	$	$	$	$
Balance, November 30, 2018	4,010,108	18,032,601	12,550	771,623	282,082	(10,860,401)	1,838,941	10,077,396
Shares issued to settle debt	159,873	634,175	-	-	-	-	-	634,175
Units issued for convertible debentures	181,834	298,701	-	(44,085)	-	-	-	254,616
Shares issued for services	17,222	73,980	-	-	-	-	-	73,980
Commitment to issue shares	-	-	19,833	-	-	-	-	19,833
Subscriptions reclassified to payables	-	-	(12,550)	-	-	-	-	(12,550)
Share-based compensation	-	-	-	1,173,512	-	-	-	1,173,512
Convertible debenture - equity portion	-	-	-	435,074	-	-	-	435,074
Foreign exchange on translation	-	-	-	-	100,751	-	(80,791)	19,960
Loss for the period	-	-	-	-	-	(5,077,529)	(11,229)	(5,088,758)
Balance, August 31, 2019	4,369,037	19,039,457	19,833	2,336,124	382,833	(15,937,930)	1,746,921	7,587,238
Units issued for convertible debentures	818,333	1,741,645	-	(200,805)	-	-	-	1,540,840
Residual value of warrants issued for convertible debentures	-	(30,779)	-	30,779	-	-	-	-
Commitment to issue shares	-	-	117,364	-	-	-	-	117,364
Warrants exercised for cash	158,291	368,617	-	-	-	-	-	368,617
Foreign exchange on translation	-	-	-	-	(79,368)	-	72,183	(7,185)
Loss for the period	-	-	-	-	-	(2,503,855)	(32,703)	(2,536,558)
Balance, November 30, 2019	5,345,661	21,118,940	137,197	2,166,098	303,465	(18,441,785)	1,786,401	7,070,316
Units issued for cash	2,666,672	4,177,189	-	-	-	-	-	4,177,189
Shares issued to settle debt	107,228	331,967	-	-	-	-	-	331,967
Units issued for convertible debentures and related interest	527,402	1,121,514	-	(134,198)	-	-	-	987,316
Shares issued for services	41,300	99,615	(33,058)	-	-	-	-	66,557
Commitment to issue shares	-	-	574,457	-	-	-	-	574,457
Warrants exercised for cash	1,066,282	2,150,707	(104,139)	(28,056)	-	-	-	2,018,512
Warrants issued for share issue costs	-	-	-	338,558	-	-	-	338,558
Options exercised for cash	53,505	340,672	-	(144,245)	-	-	-	196,427
Share-based compensation	-	-	-	1,011,582	-	-	-	1,011,582
Foreign exchange on translation	-	-	-	-	(243,013)	-	(20,110)	(263,123)
Loss for the period	-	-	-	-	-	(5,004,045)	(1,766,291)	(6,770,336)
Balance, August 31, 2020	9,808,050	29,340,604	574,457	3,209,739	60,452	(23,445,830)	-	9,739,422

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

1.NATURE AND CONTINUANCE OF OPERATIONS

Liquid Media Group Ltd. (“Liquid” or the “Company”), formerly Leading Brands Inc. (“LBIX”), is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), formerly Liquid Media Group Ltd. The Company is an entertainment company with a portfolio of content IP spanning creative industries.  The Company’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms. The head office and registered records office of the Company is Suite 202 – 5626 Larch Street, Vancouver, British Columbia, V6M 4E1. The Company’s shares trade on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at August 31, 2020, the Company has generated losses since inception and has an accumulated deficit of $23,445,830. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management has estimated that it does not have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months and, therefore, will be required to obtain additional financing.  These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern within one year of the approval of these financial statements.  There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our product and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time and online gaming which is beneficial to the Company’s operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Condensed Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  Therefore, it is recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended November 30, 2019.

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended November 30, 2019, except for the following:

Business combinations

On December 1, 2019, the Company elected to early adopt the amendments to IFRS 3 Business Combinations.  The amendment:

•clarifies minimum requirements to be a business,

•clarifies market participants ability to replace missing elements,

•clarifies the assessment of whether an acquired process is substantive,

•narrows the definition of outputs, and

•provides for an optional concentration test which is met if substantially all of the fair value of the gross net assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Basis of presentation

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for certain financial assets and liabilities, including derivative instruments that are measured at fair value.  The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting period as follows:

	Incorporation	Percentage owned
		2020	2019
Liquid Media Group (Canada) Ltd. (“Liquid Canada”)	Canada	100%	100%
Companies owned by Liquid Canada:
Majesco Entertainment Company (“Majesco)	USA	51%	51%

On January 9, 2018, Liquid Canada acquired 51% of the shares of Majesco Entertainment Company (“Majesco”), a Nevada corporation.  The Company is a provider of video game products primarily for the mass-market consumer (Note 4 and 18).  The Company deconsolidated Majesco as of August 31, 2020 as control was lost.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Non-controlling interest represents the portion of a subsidiary’s earnings and losses and net assets that is not held by the Company.  If losses in a subsidiary applicable to a non-controlling interest exceed the non-controlling interest in the subsidiary’s equity, the excess is allocated to the non-controlling interest except to the extent that the majority has a binding obligation and is able to cover the losses.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Significant judgements includes the determination of functional currency, assessments over level of control or influence over companies, the recoverability and measurement of deferred tax assets, assessments of acquisitions of groups of assets versus a business, and the determination of a discontinued operation.

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of share-based compensation, derivative, and convertible features; the valuation of intangible assets including goodwill; the valuation of investments in equity instruments; the valuation of expected credit loss; and the valuation of convertible debentures.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

Functional currency

The functional currency of the Company and its subsidiaries is the United States dollar (“USD”); however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change.

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies.  Management is required to assess at each reporting date the Company’s control and influence over these other companies.  Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting.  The Company has considered its ownership position in Waterproof Studios Inc. (“Waterproof”) to constitute significant influence up to February 28, 2019 and thereafter does not have the ability to influence the key operating activities of the entity.  Accordingly, as of March 1, 2019 the Company has accounted for its investment under fair value through profit or loss (Note 9 and 10).  Additionally, the Company has assessed that control of Majesco was lost as of August 31, 2020 (Note 18).

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates (continued)

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Acquisition of group of assets

The Company acquired platform coding which did not meet the definition of a business and is accounted for as an asset acquisition.  The Company applied the amended IFRS 3 Business Combinations standard in its determination that the acquisition did not meet the definition of a business, in particular, the optional concentration test, as substantially all the fair value of the assets acquired were accounted in a group of similar identifiable assets.

Discontinued operations

The Company classifies a component of the Company’s business as discontinued operations when there is a highly probable likelihood of a disposal of that component.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation, derivatives, and convertible features

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of intangible assets including goodwill

Goodwill and intangible assets are tested for impairment at each reporting date.  Management first reviews qualitative factors in determining if an impairment needs to be recorded.  Quantitative factors are then used to calculate the amount of impairment, if needed.  Goodwill and certain intangibles resulted from a business acquisition which were valued based on estimated discounted cash flows.

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date.  The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Valuation of expected credit loss

Loans receivable are assessed for an estimated credit loss at each reporting date.  The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan.  As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Assets under construction are not depreciated until available for their intended use.

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment30%

Intangible assets

The Company has intangible assets from acquisitions and development of gaming content. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues15 years

Brandsindefinite

Intellectual propertyindefinite

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in profit and loss.  Expenditures for repairs and maintenance are expensed as incurred.

Development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

•the development costs can be measured reliably;

•the project is technically and commercially feasible;

•the Company intends to and has sufficient resources to complete the project;

•the Company has the ability to use or sell the asset, and

•the asset will generate probable future economic benefits.

Intangible assets being developed are amortized once development is complete and the asset starts to generate income.

Video game catalogues

The video game catalogues are made up of a diverse variety of games, ranging in age and popularity.  The catalogues are unique due to the diverse nature of the products within the catalogues, making it difficult to assign a useful life. The useful life of 15 years represents management’s view of the expected period over which the Company expects benefits from the acquired gaming content packaged as catalogues. The election of this useful life is supported by internal game titles still producing revenue at this age.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (continued)

Platform coding

The platform coding acquired by the Company is currently under development and is not yet subject to amortization.

Brand

Through the acquisition of Majesco (Note 4), the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life.

Discontinued operations

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

•represents a separate majour line of business or geographic area of operations;

•is part of a single coordinated plan to dispose of a separate majour line of business or geographic area of operations; or

•is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.  When an operation is classified as a discontinued operation, the comparative statement of comprehensive loss is re-presented as if the operation had been discontinued from the start of the comparative year.

Assets and liabilities held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell.  Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to financial assets which continue to be measured in accordance with the Company’s other accounting policies.  Impairment losses on initial classification as held-for-sale or held-for-distribution and subsequent gains and losses on re-measurement are recognized in profit or loss.

Once classified as held-for-sale, intangible assets and equipment are no longer amortized or depreciated, and any equity-accounted invest is no longer equity accounted.

Changes in accounting standards

The Company has adopted the following accounting standards effective December 1, 2019, which had no significant impact on the consolidated financial statements:

•IFRS 16 - Leases

•IFRIC 23 – Uncertainty Over Income Tax Treatments

3.RESTRICTED CASH

As at August 31, 2020, the Company had a $652,639 (US$500,444) (November 30, 2019 - $672,663 (US$506,179)) deposit certificate which earns interest at 0.35% per annum and matures and renews monthly.  The deposit certificate has been assigned as security to City National Bank for a revolving bank loan (Note 15).

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

4.ACQUISITION OF MAJESCO ENTERTAINMENT COMPANY

On January 9, 2018, the Company acquired 51% of the issued and outstanding shares of Majesco Entertainment Company, a U.S. corporation. As consideration, the Company issued 66,667 common shares with a value of $415,000 and is required to pay cash consideration of up to US$1,000,000.  As at August 31, 2020, the Company had paid US$500,000 (November 30, 2019 – US$500,000) and had $nil (November 30, 2019 – $664,405 (US$500,000)) included in accounts payable.

As at August 31, 2020, the Company agreed to settle the remaining $652,061 (US$500,000) as disclosed in Note 18.

In connection with the acquisition of Majesco, the Company agreed to pay a finder’s fee of 5% of the total purchase price for a total fee of $97,809 (US$75,000).  As at August 31, 2020, the agent forgave the remaining US$25,000 resulting in $nil (November 30, 2019 - $33,223 (US$25,000)) being included in accounts payable.

5.RECEIVABLES

	August 31, 2020	November 30, 2019
	$	$
Accounts receivable	18,072	25,299
Sales tax receivable	179,785	14,293
Other receivables	-	658,769

	197,857	698,361

Other receivables as at November 30, 2019 includes the Company’s insurance claim for certain legal bills in relation to a lawsuit.

6.PREPAIDS

As at August 31, 2020, prepaids includes $931,512 (US$714,283) (November 30, 2019 - $208,066 (US$156,570)) for a marketing campaign that is being expensed over the term of the campaign.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

7.LOANS RECEIVABLE

Current amounts

As at August 31, 2020, the current loans receivable including accrued interest is as follows:

	Waterproof	Participant Games	Installment Entertainment	Total
	$	$	$	$
Balance November 30, 2018	104,552	199,806	126,937	431,295
Reclassified as long-term	-	(199,806)	(126,937)	(326,743)
Accrued interest income	8,137	-	-	8,137
Repayments received	(17,807)	-	-	(17,807)

Balance November 30, 2019	94,882	-	-	94,882
Accrued interest income	416	-	-	416
Repayments received	(95,298)	-	-	(95,298)

Balance August 31, 2020	-	-	-	-

During fiscal 2016, the Company entered into a revolving credit facility agreement with Waterproof and advanced $100,000 to Waterproof.  The revolving credit facility was unsecured, bore interest at 8% per annum and was due on July 21, 2017.  If there is a default or an event of default has occurred and is continuing, all amounts outstanding shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the applicable rate.  Interest was payable on the first business day of each month.  As at August 31, 2020, the Company had accrued interest receivable of $nil (November 30, 2019 - $11,651).  The Company received payment in full in December 2019.

Long-term amounts

Loans receivable are classified as long-term when management has determined that they will not be receiving payment on these loans within the next twelve months.  As at August 31, 2020, the long-term loans receivable including accrued interest are as follows:

	Participant Games	Installment Entertainment	Total
	$	$	$
Balance November 30, 2018	-	-	-
Reclassified from current	199,806	126,937	326,743
Accrued interest income	32,120	20,405	52,525
Expected credit loss	(115,963)	(29,468)	(145,431)

Balance November 30, 2019	115,963	117,874	233,837
Accrued interest income	27,566	17,513	45,079
Expected credit loss	(13,783)	(3,503)	(17,286)

Balance August 31, 2020	129,746	131,884	261,630

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

7.LOANS RECEIVABLE (continued)

Long-term amounts (continued)

During fiscal 2017, the Company entered into a subordinated convertible note with Participant Games Inc. in the amount of $150,000. The convertible note is unsecured, bears interest at 15% per annum and was due on demand on or before December 21, 2017. The loan was convertible into shares, at any time prior to December 21, 2018 and accordingly the value of the conversion feature remaining from the convertibility feature was nominal as at November 30, 2018.  As at August 31, 2020, the Company has accrued interest receivable of $109,492 (November 30, 2019 - $81,926) and has recorded an allowance for credit loss of $129,746 (November 30, 2019 - $115,963) as the note remains unpaid.

During fiscal 2017, the Company entered into a convertible note with Installment Entertainment Inc. in the amount of $100,000. The convertible note is unsecured, bears interest at 15% per annum and was payable on demand on or before April 21, 2018.  The loan was convertible into shares, at any time prior to April 21, 2018.  As at August 31, 2020, the Company has accrued interest receivable of $64,855 (November 30, 2019 - $47,342) and has recorded an allowance for credit loss of $32,971 (November 30, 2019 - $29,468) as the note remains unpaid.

8.LICENSES

Four licenses were acquired during the year ended November 30, 2018 through the issuance of 888,000 common shares valued at $4,880,639.  During the nine months ended August 31, 2020, the Company wrote-off one license with an unamortized balance of $330,276 (year ended November 30, 2019 – one license with an unamortized balance $717,125).  The remaining two licenses held at August 31, 2020 are being amortized over the term of the corresponding agreements ranging from three to four years.

During the nine months ended August 31, 2020, amortization, included in cost of sales, amounted to $458,315 (nine months ended August 31, 2019 - $1,735,673).  The cumulative currency translation adjustment at August 31, 2020 was $105,586 (November 30, 2019 - $100,636).

The following table is a reconciliation of the licenses:

	August 31, 2020	November 30, 2019
	$	$
Balance, beginning of period	1,840,836	4,382,598
Amortization	(457,642)	(1,819,596)
Write-offs	(330,276)	(717,125)
Currency translation adjustment	4,950	(5,041)

Balance, end of period	1,057,868	1,840,836

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

9.INVESTMENT IN ASSOCIATES

Waterproof

On April 15, 2015, the Company acquired a 49% interest in Waterproof by paying $475,000 and issuing 100,000 common shares with a fair value of $125,001.  The Company also issued 40,000 common shares as a finder’s fee with a fair value of $50,000 during the year ended November 30, 2015.

The Company owns 49% of Waterproof and previously held significant influence over the investment causing the Company to account for its investment using the equity method.  As at March 1, 2019, the Company no longer had the ability to exert significant influence over Waterproof’s operating activities due to ongoing disputes, therefore causing the Company to reclassify the investment as FVTPL (Note 10).

The following table is a reconciliation of the investment in Waterproof:

	August 31, 2020	November 30, 2019
	$	$
Balance, beginning of period	-	397,629
Share of profit of equity investment	-	195,726
Currency translation adjustment	-	(6,081)
Derecognition to investment in equity instruments (Note 10)	-	(587,274)

Balance, end of period	-	-

10.INVESTMENT IN EQUITY INSTRUMENTS

Until February 28, 2019, the Company accounted for the investment in Waterproof (Note 9) using the equity method resulting in a carrying value of $587,274 at March 1, 2019, however, the Company no longer exerts significant influence over Waterproof’s operating activities resulting in the investment being reclassified as FVTPL.

The fair value as at March 1, 2019 was determined to be $1,649,362 resulting in a gain of $1,062,088 on derecognition from the equity accounting carrying value.

As at August 31, 2020, the value of Waterproof’s common shares was estimated to be $2,095,831 (November 30, 2018 - $1,551,324) resulting in an unrealized gain on equity instruments of $592,894 (nine months ended August 31, 2019 - $nil).  The cumulative currency translation adjustment as at August 31, 2020 was $(38,297) (November 30, 2019 - $10,089).

The following table is a reconciliation of the investment in Waterproof:

	August 31, 2020	November 30, 2019
	$	$
Balance, beginning of period	1,551,324	-
Recognition from investment in associates (Note 9)	-	587,274
Change in fair value	592,894	953,961
Currency translation adjustment	(48,387)	10,089

Balance, end of period	2,095,831	1,551,324

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

11.EQUIPMENT

Computer Equipment
$
Cost:
At November 30, 2018	-
Additions	125,143
Net exchange differences	(277)
At November 30, 2019	124,866
Net exchange differences	(2,328)
At August 31, 2020	122,538
Depreciation::
At November 30, 2018	-
Additions	1,553
Net exchange differences	8
At November 30, 2019	1,561
Additions	28,251
Net exchange differences	(1,053)
At August 31, 2020	28,759
Net book value:
At November 30, 2019	123,305
At August 31, 2020	93,779

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

12.INTANGIBLE ASSETS

	Video Game Catalogues	Platform Coding	Brands	Total
	$	$	$	$
Cost:
At November 30, 2018	1,589,258	-	105,286	1,694,544
Additions - paid or accrued	133,356	-	-	133,356
Net exchange differences	(7,053)	-	5,013	(2,040)
At November 30, 2019	1,715,561	-	110,299	1,825,860
Additions - paid or accrued	-	4,557,667	-	4,557,667
Disposition	(208,659)	-	(111,454)	(320,113)
Net exchange differences	(31,993)	(131,357)	1,155	(162,195)
At August 31, 2020	1,474,909	4,426,310	-	5,901,219

Amortization:
At November 30, 2018	17,722	-	-	17,722
Additions	100,202	-	-	100,202
Net exchange differences	(23)	-	-	(23)
At November 30, 2019	117,901	-	-	117,901
Additions	76,521	-	-	76,521
Net exchange differences	(4,974)	-	-	(4,974)
At August 31, 2020	189,448	-	-	189,448

Net book value:
At November 30, 2019	1,597,660	0	110,299	1,707,959
At August 31, 2020	1,285,461	4,426,310	-	5,711,771

As at August 31, 2020, included in video game catalogues is $nil (November 30, 2019 - $212,625) of development costs which the Company has not begun amortizing.

Brands pertained to Majesco Entertainment which were disposed of at August 31, 2020. (Note 18)

During the nine months ended August 31, 2020, the Company acquired platform coding for a cash payment of $4,464,885 (US$3,325,000) and associated development costs of $92,782 (US$69,095) which is currently under development and not yet subject to amortization.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

13.GOODWILL

Goodwill of $3,356,355 was acquired during the year ended November 30, 2018 pursuant to the acquisition of Majesco.  As at August 31, 2020, the goodwill was disposed of upon the deconsolidation of the Majesco operations (Note 18). The currency translation adjustment as at August 31, 2020 was $nil (November 30, 2019 - $226,193).

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired.  At November 30, 2019, the Company performed its impairment review of goodwill by comparing each cost center’s fair value to the net book value including goodwill.  The Company has determined that it has one cost center: Majesco.  The fair value of the cost center was determined by management based on a valuation using the income approach.  The income approach uses future projections of cash flows from the cost center and includes, among other estimates, projections of future revenue and operating expenses, market supply and demand, projected capital spending and an assumption of the weighted average cost of capital.  Management’s evaluation of fair values includes analysis based on the future cash flows generated by the underlying assets, estimated trends and other relevant determinants of fair value for these assets.

14.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	August 31, 2020	November 30, 2019
	$	$
Accounts payable	989,247	2,845,308
Accrued liabilities	467,444	821,014
Payroll taxes payable	-	474
Sales tax payable	-	2,911
Payable on Majesco acquisition (Note 4)	-	697,674

	1,456,691	4,367,381

During the nine months ended August 31, 2020, the Company issued 100,317 (nine months ended May 31, 2019 – 159,873) common shares valued at $306,620 (nine months ended August 31, 2019- $634,175) to settle accounts payable of $346,000 (nine months ended August 31, 2019 - $535,688) resulting in a gain of $39,380 (nine months ended August 31, 2019 – loss of $98,487) which is included in gain (loss) on settlement of debt.

During the nine months ended August 31, 2020, the Company issued 12,402 units valued at $26,130 to convert interest on the convertible debentures included in accounts payable (Notes 16 and 17).

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

15.LOANS PAYABLE

A summary of loans payable balances and transactions is as follows:

	Related party	Third party	Credit Facility	Bank Loan	Total
	$	$	$	$	$
Balance, November 30, 2018	172,203	12,000	750,000	-	934,203
Advance	-	150,000	-	662,933	812,933
Repayment - cash	(172,203)	(137,000)	-	-	(309,203)

Balance, November 30, 2019	-	25,000	750,000	662,933	1,437,933
Repayment – shares	-	(25,000)	-	-	(25,000)
Net exchange differences	-	-	-	(10,872)	(10,872)

Balance, August 31, 2020	-	-	750,000	652,061	1,402,061

Related party loans

Related party loans consisted of amounts advanced by directors or companies controlled by them.  Several of the loans were secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 8.0% per annum.  As at November 30, 2019, all loans have been paid in full.  As at August 31, 2020, interest of $nil (November 30, 2019 - $39,747) remains outstanding and is included in accounts payable and accrued liabilities.

Third party loans

Third party loans included loans secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 14.4% per annum.  As at November 30, 2019, the amount outstanding was due on demand and incurred interest of 14.4% per annum.  During the nine months ended August 31, 2020, the Company issued 6,911 common shares valued at $25,347 to settle the $25,000 loan outstanding resulting in a loss of $348. Interest of $nil (November 30, 2019 - $2,192) remains outstanding and is included in accounts payable and accrued liabilities.

Credit facility

In fiscal 2016 a $2,500,000 Credit facility was secured by assets of the Company under a general security agreement with a due date of November 30, 2018 and an interest rate of 14.4% per annum.  A fee of $60,000 was settled through the issuance of shares during the year ended November 30, 2017.  The Company repaid $1,750,000 of principal and $147,945 of interest during the year ended November 30, 2017.

In June 2018, a new lender acquired the remaining $750,000 loan and under new terms, the loan was due on August 20, 2018.  The new lender obtained a Limited Power of Attorney over the Company’s 49% interest in Waterproof (“Waterproof POA”).  In December 2018, the lender registered a general security agreement over all the Company’s current and future assets.

In November 2019, the new lender signed a Forebearance Agreement which extended the maturity date of the loan to November 30, 2020 and required the Company to make quarterly payments of $250,000 commencing on March 31, 2020 until the principal and interest on the loan have been paid in full.  In accordance with the Forebarance Agreement, the Company issued 215,000 treasury shares of the Company as security for the loan which will be transferred to the lender upon any default of the loan.  Additionally, the new lender released the Waterproof POA and amended their general security agreement to exclude the Company’s investment in Waterproof.  In March 2020, the new lender provided an extension allowing the delay of the quarterly payments to commence June 30, 2020.  The first loan payment was paid and applied to the outstanding interest.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

15.LOANS PAYABLE (continued)

Credit facility (continued)

Interest of $120,652 (November 30, 2019 - $289,282) remains outstanding and is included in accounts payable and accrued liabilities.

Bank loan

In May 2019, the Company entered into a revolving note for US$500,000 with City National Bank which bears interest at 2.35% per annum and is secured by a deposit certificate of US$500,000 (Note 3).  As at August 31, 2020, the Company had received advances of $652,061 (US$500,000) (November 30, 2019 - $662,933 (US$498,857)) against this loan.

16.CONVERTIBLE DEBENTURES

	Liability component	Equity component	Total
	$	$	$
Balance, November 30, 2018	-	-	-
Cash received	2,930,477	595,991	3,526,468
Deferred income tax liability	-	(160,917)	(160,917)
Interest expense and accretion	259,885	-	259,885
Settlement of convertible debentures	(1,795,455)	(244,890)	(2,040,345)
Reallocation of interest to accounts payable	(25,156)	-	(25,156)
Currency translation adjustment	18,651	-	18,651

Balance, November 30, 2019	1,388,402	190,184	1,578,586
Interest expense and accretion	69,807	-	69,807
Settlement of convertible debentures	(961,186)	(134,198)	(1,095,384)
Reallocation of interest to accounts payable	(21,202)	-	(21,202)
Currency translation adjustment	45,617	-	45,617

Balance, August 31, 2020	521,438	55,986	577,424

On February 28, 2019, the Company closed its private placement offering of unsecured convertible debentures raising $3,526,468 (US$2,678,000).  Each debenture will mature two years from closing, will bear interest at 2% per annum, and can be converted into units at a price of US$1.50 per unit.  Each unit will consist of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.

For accounting purposes, the convertible debentures are separated into their liability and equity components by first valuing the liability component.  The fair value of the liability component at the time of issue was calculated as the discounted cash flows for the convertible debentures assuming a 12% discount rate, which was the estimated rate for a similar debenture without a conversion feature.  The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the convertible debentures and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the convertible debentures at the time of issuance.  As the Company has excess tax assets to offset the deferred tax liability, which was created from the book to tax difference in value of the convertible debentures, the deferred tax liability was reversed, resulting in a deferred tax recovery of $160,917.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

16.CONVERTIBLE DEBENTURES (continued)

During the nine months ended August 31, 2020, debentures of $1,095,384 (US$777,286) were converted into 515,000 units of the Company of which $nil was allocated to reserves relating to the value of the warrants issued.  As a result, the Company transferred $134,198 from reserves to share capital representing the proportionate balance of the unamortized equity component.

Interest and accretion expense for the nine months ended August 31, 2020 was $69,807 (August 31, 2019 - $222,697).

17.SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue 500,000,000 common shares without par value.

The Company is authorized to issue the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000

20,000,000

Issued share capital

Common shares

The Company had the following share issuances during the nine months ended August 31, 2020:

a)On January 22, 2020, the Company issued 57,125 common shares valued at $148,198 to settle debt of $190,706 (Note 14) resulting in a gain of $42,508 which is included in gain (loss) on debt settlements.

b)On January 22, 2020, the Company issued 11,764 common shares valued at $39,615 to a consultant of the Company for public relations services provided to the Company of which $33,058 of services were rendered during the year ended November 30, 2019.

c)On April 27, 2020, the Company issued 50,103 common shares valued at $183,769 to settle debt of $180,294 (Notes 14 and 15) resulting in a loss of $3,476 which is included in gain (loss) on debt settlements.

d)On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for USD$1.88 per common share with a maturity date of June 9, 2025.  In connection with these offerings, the Company paid legal fees of $409,200 (US$305,761), agent fees of $428,256 (US$320,000), and issued 213,333 agent warrants with a value of $338,558 and an exercise price of $1.88 per common share with a maturity date of June 4, 2025.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

17.SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

e)On July 29, 2020, the Company issued 29,536 shares valued at $60,000 to a consultant of the company for advisory services provided to the Company.

f)During the nine months ended August 31, 2020, the Company issued the following for exercised stock options, warrants, and conversions:

•issued 515,000 units on the conversion of $1,095,384 (US$777,286) worth of net convertible debentures (Note 16) and 12,402 units on the conversion of $26,130 (US$18,605) worth of interest on the convertible debentures.  As a result, the Company transferred $134,198 from reserves to share capital representing the proportionate balance of the unamortized equity component.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2021.

•issued 493,111 common shares for total proceeds of $1,111,476 in connection with the exercise of 493,111 share purchase warrants at US$1.75 per warrant of which $104,139 was received during the year ended November 30, 2019.  As a result, the Company transferred $28,056 representing the fair value of the exercised warrants from reserves to share capital.

•issued 573,171 common shares for total proceeds of $907,036 in connection with the exercise of 573,171 share purchase warrants at US$1.20 per warrant.

•received $574,457 for the exercise of 367,084 share purchase warrants with an exercise price of US$1.20 and an expiry date of August 30, 2020 which is included in commitment to issue shares.

•issued 53,505 common shares for total proceeds of $196,427 in connection with the exercise of 53,505 stock options at US$2.55 per option.  As a result, the Company transferred $144,245 representing the fair value of the exercised options from reserves to share capital.

The Company had the following share issuances during the year ended November 30, 2019:

g)On February 28, 2019, the Company issued 113,334 common shares valued at $391,013 to settle debt of $335,792 resulting in a loss of $55,221 which is included in loss on debt settlements.

h)On April 30, 2019, the Company issued 46,539 common shares valued at $243,162 to settle debt of $199,896 resulting in a loss of $43,266 which is included in loss on debt settlements.

i)On April 30, 2019, the Company issued 17,222 common shares valued at $73,980 to various consultants of the Company for consulting and public relations services provided to the Company.

j)In November 2019, the Company issued 158,291 common shares valued at $368,617 for the exercise of warrants with an exercise price of US$1.75.

k)During the year, the Company issued 1,000,167 units on the conversion of $1,795,455 (US$1,133,761) worth of net convertible debentures (Note 16).  As a result, the Company transferred $244,890 from reserves to share capital representing the proportionate balance of the unamortized equity component.  Additionally, the Company allocated $30,779 to reserves representing the value of the warrants issued.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2021.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

17.SHARE CAPITAL AND RESERVES (continued)

Preferred shares

As at August 31, 2020 and November 30, 2019, no preferred shares were issued and outstanding.

Treasury shares

On November 27, 2019, the Company issued 215,000 common shares into treasury as security against a loan in accordance with a Forbearance Agreement (Note 15).

Profit (loss) per share

	Three months ended August 31,		Nine months ended August 31,
	2020	2019	2020	2019
	$	$	$	$
Basic and diluted loss per share attributable to the Company from continuing operations	(0.24)	(0.21)	(0.56)	(1.23)
Basic and diluted loss per share attributable to the Company	(0.38)	(0.20)	(0.70)	(1.24)
Basic and diluted loss per share attributable to the non-controlling interest	(0.23)	0.00	(0.25)	(0.00)
Weighted average number of common shares outstanding	7,929,936	4,206,959	7,123,637	4,108,794

Stock options

The Company does not have a formal stock option plan.  The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods but generally vest immediately on grant. Options granted generally have a life of five years.

During the year ended November 30, 2019, the Company granted 461,500 stock options with a total fair value of $1,136,731 that vested immediately on grant.

During the nine months ended August 31, 2020, the Company granted 550,000 stock options with a total fair value of $1,011,582 that vested immediately on grant.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the stock options granted:

	August 31, 2020	November 30, 2019
Risk-free interest rate	0.47%	1.82%
Dividend yield	Nil	nil
Expected life	5.0 years	5.0 years
Volatility	103%	92%
Weighted average fair value per option	$1.79	$2.46

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

17.SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

Stock option transactions are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
		$
Balance, November 30, 2018	117,000	18.34 (US$13.30)
Granted	461,500	3.52 (US$2.55)
Cancelled	(117,000)	18.34 (US$13.30)
Balance, November 30, 2019	461,500	3.39
Granted	550,000	3.33 (US$2.55)
Exercised	(53,505)	3.33 (US$2.55)

Balance, August 31, 2020	957,995	3.33

A summary of the share options outstanding and exercisable at August 31, 2020 is as follows:

Number of Stock Options	Exercise Price	Expiry Date
$
407,995	3.33 (US$2.55)	February 28, 2024
25,000	3.33 (US$2.55)	January 8, 2025
25,000	3.33 (US$2.55)	February 13, 2025
25,000	3.33 (US$2.55)	March 10, 2025
25,000	3.35 (US$2.57)	April 13, 2025
450,000	3.33 (US$2.55)	July 23, 2025
957,995

The weighted average life of share options outstanding at August 31, 2020 was 4.26 years.

Warrants

Agents’ warrants

During the nine months ended August 31, 2020, the Company issued 213,333 share purchase warrants with a total fair value of $338,558 and an exercise price of US$1.88 per warrant in connection with the private placement which closed on June 8, 2020.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

17.SHARE CAPITAL AND RESERVES (continued)

Warrants

Agents’ warrants

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the warrants granted:

	August 31, 2020	November 30, 2019
Risk-free interest rate	0.48%	-
Dividend yield	nil	-
Expected life	5.0 years	-
Volatility	103%	-
Weighted average fair value per option	$1.55	-

Agents’ warrant transactions are summarized as follows:

	Number of Agents’ Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2018	10,737	4.35
Cancelled	(2,737)	1.25
Balance, November 30, 2019	8,000	5.32
Issued	213,333	2.45

Balance, August 31, 2020	221,333	2.55

A summary of the agents’ warrants outstanding and exercisable at August 31, 2020 is as follows:

Number of Agent’s Warrants	Exercise Price	Expiry Date
$
8,000	5.22 (US$4.00)	October 15, 2020
213,333	2.45 (US$1.88)	June 4, 2025
221,333

The weighted average life of agent’s warrants outstanding at August 31, 2020 was 4.60 years.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

17.SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Share purchase warrants

During the year ended November 30, 2019, the Company issued 1,000,167 share purchase warrants with an exercise price of US$1.75 per warrant in connection with the conversion of various convertible debentures.

On October 18, 2019, the Company repriced six tranches of share purchase warrants to US$1.20.

During the nine months ended August 31, 2020, the Company:

•issued 527,402 share purchase warrants with an exercise price of US$1.75 per warrant in connection with the conversion of various convertible debentures;

•621,865 share purchase warrants with an exercise price of US$1.20 per warrant in connection with the exercise of the “B” share purchase warrants described under Derivative liability below; and

•1,333,334 share purchase warrants with an exercise price of US$1.88 per warrant in connection with the registered direct offering which closed in June 2020.

Share purchase warrant transactions are summarized as follows:

	Number of Share Purchase Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2018	1,142,598	6.05
Issued	1,000,167	2.35 (US$1.75)
Exercised	(158,291)	2.35 (US$1.75)
Balance, November 30, 2019	1,984,474	1.92
Issued	2,482,601	2.19
Exercised	(1,433,366)	1.81

Balance, August 31, 2020	3,033,709	2.16

A summary of the share purchase warrants outstanding and exercisable at August 31, 2020 is as follows:

Number of Share Purchase Warrants	Exercise Price	Expiry Date
$
24,208	1.56 (US$1.20)	April 6, 2022
800,000	1.56 (US$1.20)	October 15, 2021
876,167	2.28 (US$1.75)	February 26, 2021
1,333,334	2.45 (US$1.88)	June 9, 2025
3,033,709

The weighted average life of share purchase warrants outstanding at August 31, 2020 was 2.55 years.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

17.SHARE CAPITAL AND RESERVES (continued)

Derivative liability

a)On August 30, 2017, the Company completed a non-brokered private placement of 132,043 units for cash proceeds of $126,000. Each unit consisted of one “A” share purchase warrant and one “B” share purchase warrant. Each “A” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of $3.00 per warrant. Each “B” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of $6.00, repriced to USD$1.20 on October 18, 2019.  The warrant agreement provides an anti-dilution clause for each of the A and B warrants that, upon exercise of the warrants, will cause the Company to issue additional warrants sufficient to entitle the warrant holder to acquire 10% of the issued and outstanding common shares of the Company.  Such right is limited to one exercise of either of the A and B warrants and all of the A warrants must be exercised prior to exercising any of the class B warrants.

The anti-dilution right for the A and B share purchase warrants was valued at $126,000 as at November 30, 2017 as the acquisition price approximated fair value due to the recency of the transaction.  During the year ended November 30, 2018, certain A warrants were exercised causing the rights to expire resulting in a decrease to the liability.

During the nine months ended August 31, 2020, certain B warrants were exercised causing the rights to expire resulting in the elimination of the liability.

As at August 31, 2020, the rights attached to the B warrants were valued at $nil (November 30, 2019 - $1,102,277) resulting in a derivative gain of $1,102,277 for the nine months ended August 31, 2020 (nine months ended August 31, 2019 – $79,775).

b)Due to the Company changing its functional currency from the CAD to the USD during the year ended November 30, 2018, a derivative liability occurred on the date of change on the Company’s previously issued share purchase warrants with CAD exercise prices.  During the year ended November 30, 2019, the share purchase warrants with a CAD exercise price was repriced to USD resulting in the elimination of the derivative liability.

As at August 31, 2020, the Company revalued the derivative liability to $nil (November 30, 2019 - $nil) and recorded a gain of $nil (nine months ended August 31, 2020 – $392,950).

18.DISCONTINUED OPERATIONS

On August 31, 2020, the Company agreed to settle $652,061 (US$500,000) payable for the Majesco acquisition (Note 4), along with $452,772 in consulting fees owed to the previous owner of Majesco, for $260,824 (US$200,000) in cash and the return of the 51% ownership of Majesco.  Upon signing of the agreement, the Majesco operations were considered discontinued and the balances were reclassified as such.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

18.DISCONTINUED OPERATIONS (continued)

The following is the breakdown of the discontinued operations on the statement of comprehensive loss:

	Three months ended August 31,		Nine months ended August 31,
	2020	2019	2020	2019
	$	$	$	$
Sales	118,122	110,040	415,335	362,767
Cost of sales	57,526	23,371	141,815	100,404
Gross profit (loss)	60,596	86,669	273,520	262,363

Operating expenses
Consulting and director fees	4,028	5,289	12,179	105,394
Other general and administrative expenses	5,476	3,921	14,371	17,778
Professional fees	7,251	4,760	30,462	69,540
Salaries and benefits	31,421	29,413	89,658	86,234
	48,176	43,383	146,670	278,946

Other expenses
Impairment of goodwill	(2,940,739)	-	(2,940,739)	-

Profit (loss) before income taxes	(2,928,319)	43,286	(2,813,889)	(16,583)
Income tax expense	-	6,334	-	6,334

Profit (loss) from discontinued operations	(2,928,319)	36,952	(2,813,889)	(22,917)
Profit (loss) attributable to non-controlling interest from discontinued operations	(1,822,362)	18,106	(1,766,291)	(11,229)
Profit (loss) attributable to the Company from discontinued operations	(1,105,957)	18,846	(1,047,598)	(11,688)

The following is a breakdown of the change in cash flows for the discontinued operations:

	Nine months ended August 31,
	2020	2019
	$	$
Net cash provided by (used in) operating activities	246,198	(13,660)
Net cash used in investing activities	-	(106,778)

Net cash flows for the period	246,198	(120,438)

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

19.RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

A summary of related party loans and related transactions is included in Notes 4 and 15.  Interest paid or accrued to related parties during the nine months ended August 31, 2020 was $nil (August 31, 2019 - $5,174).

Accounts payable and accrued liabilities at August 31, 2020 includes $22,240 (November 30, 2019 - $627,003) owing to directors, officers, or to companies controlled by common directors for unpaid consulting fees, expense reimbursements, and loan interest.  Additionally, accounts payable and accrued liabilities includes $nil (November 30, 2019 - $664,452) payable to a director of Majesco relating to the purchase of the Company’s 51% interest in Majesco.

During the nine months ended August 31, 2020, the Company received $nil (August 31, 2019 - $781,707 (US$588,000)) for convertible debentures detailed in Note 16 from three directors of the Company.  In July 2019, two directors converted their debentures worth $116,990 (US$88,000) into 58,667 units of the Company.  In April 2020, the remaining director converted his debenture of $706,350 (US$500,000) and the associated accrued interest of $14,941 (US$10,576) into 340,384 units of the Company.

As at November 30, 2019, a loan was due from Waterproof, which included accrued interest receivable, amounting to $94,882.  As at August 31, 2020, the loan was repaid in full.  During the nine months ended August 31, 2020, the Company recorded interest income of $416 (August 31, 2019 - $6,270) in connection to this loan receivable. (Note 7).

Summary of key management personnel compensation:

	For the nine months ended August 31,
	2020	2019
	$	$
Consulting and directors fees	512,500	420,000
Salaries and benefits	19,000	19,000
Share-based compensation	724,940	890,418
Interest expense	-	5,174

	1,256,440	1,334,592

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

20.NON-CONTROLLING INTEREST

The following table presents the changes in equity attributable to the 49% non-controlling interest in Majesco:

	August 31, 2020	November 30, 2019
	$	$
Balance, beginning of period	1,786,401	1,838,941
Share of loss for the period	(1,766,291)	(43,932)
Foreign exchange on translation	(20,110)	(8,608)

Balance, end of period	-	1,786,401

The following table presents the non-controlling interest as at August 31, 2020 and November 30, 2019:

	August 31, 2020	November 30, 2019
	$	$
Assets
Current	-	33,770
Non-current	-	3,905,471
	-	3,939,241

Liabilities
Current	-	270,362
Non-current	-	23,163
	-	293,525

Net assets	-	3,645,716
Non-controlling interest	-	1,786,401

The following table presents the loss and comprehensive loss attributable to non-controlling interest:

		Three months ended August 31,		Nine months ended August 31,
	Note	2020	2019	2020	2019
		$	$	$	$
Profit (loss) attributable to non-controlling interest from discontinued operations	18	(1,822,362)	18,106	(1,766,291)	(11,229)
Foreign exchange translation adjustment		(93,703)	(49,574)	(20,110)	(80,791)

Comprehensive loss attributable to non-controlling interest		(1,916,065)	(31,468)	(1,786,401)	(92,020)

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

21.CAPITAL DISCLOSURE AND MANAGEMENT

The Company defines its capital as shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. The Company is not subject to externally imposed capital requirements other than disclosed in Note 15.

22.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

The Company’s financial instruments consist of cash, restricted cash, receivables, loans receivable, assets held for resale, investment in equity instruments, accounts payable and accrued liabilities, loans payable, liabilities held-for-resale, convertible debentures, and derivative liability.  The fair value of receivables, loans receivable, accounts payable and accrued liabilities, and loans payable approximates their carrying values.  Cash and restricted cash are measured at fair value using level 1 inputs.  Convertible debentures and derivative liability are measured using level 2 inputs.  The investment in equity instruments is measured at fair value using level 3 inputs.

As at August 31, 2020, the fair value of the level 3 asset was $2,095,831 (November 30, 2019 - $1,551,324) based on a multiple of 6.9 times management’s estimate of Waterproof’s expected earnings before interest, taxes, and expected amortization.  The Company’s investment in Waterproof does not have a quoted market price on an active market and the Company has assessed the fair value of the investment based on Waterproof’s unobservable earnings.  As a result, the fair value is classified as level 3 of the fair value hierarchy.  The process of estimating the fair value of Waterproof is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information.  There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on estimated fair value of the investment.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at August 31, 2020, the Company had current assets totaling CAD$619,535 and current liabilities totalling CAD$1,606,851. A 1% change in the exchange rate would change other comprehensive income/loss by approximately US$7,500.  The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

22.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

b)Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s restricted cash is held with a law firm in trust in which credit risk exposure is low. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at August 31, 2020 and November 30, 2019 is the carrying value of the loans receivable. The Company has allowed for an expected credit loss of $162,717 on the loans receivable as at August 31, 2020.  During the nine months ended August 31, 2020, the Company increased the allowance by $17,286 which is included in the consolidated statements of comprehensive loss.

c)Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company does not hold any financial liabilities with variable interest rates.  As at August 31, 2020, the loans included in loans payable and convertible debentures bear interest at rates of 2.35% and 14.4% per annum and are due on demand. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at August 31, 2020, the Company had a cash balance, including restricted cash, of $2,675,413 to settle current financial liabilities of $3,380,190.  Additionally, as there is no assurance the convertible debentures will be converted into common shares of the Company. The Company is exposed to liquidity risk.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

23.SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the nine months ended August 31,
	2020	2019
	$	$
Supplemental cash-flow disclosures
Interest received	12,067	7,807
Interest paid	304,924	8,117

Supplemental non-cash disclosures
Reallocation of warrants upon exercise	28,056	-
Reallocation of options upon exercise	144,245	-
Shares issued for debt settlements	331,967	634,175
Accounts payable applied to convertible debentures	-	23,675
Shares issued for commitment	137,197	-
Units issued for conversion of convertible debentures and associated interest	1,121,514	298,701
Acquisition of equipment in accounts payable	-	125,143
Accounts payable applied to convertible debentures	-	23,675
Derecognition of investment in associate	-	587,274
Warrants issued for share issue costs	338,558	-
Accounts receivable applied to accounts payable	648,091	-

24.CONTINGENCIES

a)In January 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company for approximately $400,000 for unpaid consulting fees, US$500,000 for the unpaid cash consideration for the purchase of 51% interest in Majesco, and a payment for the difference between US$500,000 and the value of the Company’s shares issued on the purchase of the 51% interest in Majesco.  On August 31, 2020, a settlement agreement had been reached whereby the Company would pay US$200,000 and transfer the 51% interest in the common shares of Majesco back to the consultant (Note 18).  As at August 31, 2020, the Company accrued $260,824 (US$200,000), which was paid subsequent to August 31, 2020, and deconsolidated Majesco.

b)In February 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company in relation to the issuance of a share certificate for 59,706 common shares of the Company, 32,149 of which the consultant states is owing to him and general and special damages in relation to the shares.  In May 2020, the Company settled this lawsuit for $68,937 (US$50,000).

25.SEGMENTED INFORMATION

During the nine months ended August 31, 2020 and the year ended November 30, 2019, the Company had two offices: a head-office in Vancouver, BC, and Majesco’s office in New York, New York.  In evaluating performance, management does not distinguish or group its sales and cost of sales on a geographic basis. For the year ended November 30, 2019, the Company had one reportable operating segment: the investment in video games.  Upon the acquisition of the Platform coding (Note 12) during the nine months ended August 31, 2020, the Company determined it now has two reportable operating segments:  the investment in distribution of films and the investment in video games.

Revenue derived in the Company’s film and video games segments is earned from a large number of customers located throughout the world.  No one customer exceeds 5% of the Company’s sales.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2020

(Expressed in Canadian Dollars - Unaudited)

25.SEGMENTED INFORMATION

Below summarizes the Company’s reportable operating segments for the nine months ended August 31, 2020.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	5,526	16,399	21,925
Cost of sales	(37,563)	(553,820)	(591,383)
Operating expenses	(17,898)	(102,326)	(120,224)
Discontinued operations	-	(2,813,889)	(2,813,889)
Segment profit (loss)	(49,935)	(3,453,636)	(3,503,571)

Corporate expenses:
Operating expenses			(4,704,837)
Other income (expenses)			1,438,072
Foreign currency translation			(263,123)
Comprehensive loss for the period			(7,033,459)

Capital expenditures	4,557,667	-	4,557,667

26.SUBSEQUENT EVENTS

In September 2020, the Company granted 1,000,001 restricted stock units (“RSUs”) to certain directors, officers, and consultants of the Company which vest 25% on grant and 25% each six months thereafter.  The granted RSUs convert to common shares of the Company upon vesting, accordingly, 250,001 common shares were issued upon grant.